 THIS REGISTRATION STATEMENT ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-43946

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY __, 1994.
                                                        REGISTRATION NO. 33-

                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      CHIQUITA BRANDS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


                NEW JERSEY                              04-1923360
        (State or other jurisdiction of    (I.R.S. Employer Identification No.)
        incorporation or organization)


                             250 East Fifth Street
                            Cincinnati, Ohio  45202
                                 (513) 784-8011
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                            CHARLES R. MORGAN, ESQ.
                        Vice President, General Counsel
                                 and Secretary
                      CHIQUITA BRANDS INTERNATIONAL, INC.
                             250 East Fifth Street
                            Cincinnati, Ohio  45202
                                 (513) 784-8332
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                with copies to:
                             GARY L. SELLERS, ESQ.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York  10017

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AS DETERMINED IN LIGHT OF MARKET CONDITIONS AND OTHER FACTORS.
__________________________

IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. [ ]

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [x]

                        CALCULATION OF REGISTRATION FEE

  Title of each class of                                   Proposed maximum          Proposed maximum
        securities           Aggregate amount to be         offering price               aggregate                 Amount of
     to be registered             registered(1)              per unit (1)          offering price (1)(2)        registration fee

Debt Securities;                      (3)                       (3)                   $300,000,000                 $103,448
Preferred Stock, par
value $1.00 per share;
Capital Stock, par
value $0.33 per share
(4)

(1) In no event will the aggregate initial offering price of all securities issued from time to time pursuant to this Registration Statement exceed $300,000,000, or if any Debt Securities are issued with original issue discount, such greater amount as shall result in an aggregate offering price of $300,000,000. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) of the rules and regulations (the "Rules") of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "1933 Act").
(3)      Not applicable pursuant to Form S-3 General Instruction II.D.
(4) Subject to Note 1 above, there is being registered hereunder an indeterminate principal amount of Debt Securities and/or shares of Preferred Stock and/or shares of Capital Stock as may be sold, from time to time, by the registrant.

Pursuant to Rule 429 of the Rules under the 1933 Act, this Registration Statement contains a combined prospectus that also relates to a Registration Statement on Form S-3 No. 33-43946 (relating to an aggregate of $350,000,000 principal amount of Senior Debt Securities) previously filed by the registrant and declared effective on November 22, 1991. This Registration Statement constitutes Post-Effective Amendment No. 1 to Registration Statement No. 33-43946 with respect to the remaining $100,000,000 of unsold securities thereunder, and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act of 1933.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                           SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED ___________, 1994

PROSPECTUS

[logo]                           $400,000,000
                      CHIQUITA BRANDS INTERNATIONAL, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

        Chiquita Brands International, Inc. ("Chiquita" or the "Company") may offer from time to time (i) in one or more series unsecured debt securities, which may be either senior or subordinated debt securities (together, the "Debt Securities"), consisting of debentures, notes and/or other evidences of indebtedness; (ii) in one or more series shares of Non-Voting Cumulative Preferred Stock, par value $1.00 per share ("Preferred Stock"), and (iii) shares of its Capital Stock, par value $0.33 per share ("Common Stock") (the Debt Securities, Preferred Stock and Common Stock being collectively referred to as the "Securities"), or any combination of the foregoing, at an aggregate initial offering price not to exceed $400,000,000, at prices and on terms to be determined at or prior to the time of sale.

        Specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of the Securities and the initial price and the net proceeds to Chiquita from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Securities, without limitation, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt or subordinated debt, authorized denominations, maturity, rate (or method of calculation thereof) of interest and dates (or method of determination thereof) for payment thereof, and any exchangeability, conversion, redemption, prepayment or sinking fund provisions, (ii) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, any conversion or exchange rights and any special voting or other special rights and (iii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering and sale thereof. The Prospectus Supplement will also contain information, where applicable, about certain Federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by the Prospectus Supplement.

        The Securities may be offered for sale directly, through agents, to or through underwriters or dealers designated from time to time or through a combination of such methods. If agents of Chiquita or any underwriters or dealers are involved in the sale of the Securities the names of such agents, underwriters or dealers and any applicable commission or discounts will be set forth in the Prospectus Supplement. See "Plan of Distribution."

        SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES.
                      __________________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
       SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                        _______________________________

               THE DATE OF THIS PROSPECTUS IS ___________, 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

         NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

         Chiquita is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Chiquita has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, or amendments thereto, to which reference is hereby made. Such reports, proxy and information statements, Registration Statement and exhibits and other information filed by Chiquita may be inspected and, upon payment of the Commission's customary charges, copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1300, 7 World Trade Center, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661.

         Chiquita's Common Stock is listed on the New York, Boston and Pacific Stock Exchanges. Reports, proxy and information statements and other information concerning Chiquita may be inspected and copied at the Library of the New York Stock Exchange at 20 Broad Street, New York, New York; at the Secretary's Office of the Boston Stock Exchange at 1 Boston Place, Boston, Massachusetts; and at the Listing Department of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         Chiquita will furnish, without charge, to any person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference in the Registration Statement of which this Prospectus is a part (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Any such request should be directed to the Vice President, Corporate Affairs of Chiquita, 250 East Fifth Street, Cincinnati, Ohio 45202; telephone: (513) 784-6366.

         The Annual Report on Form 10-K for the year ended December 31, 1992 (which incorporates by reference certain information contained in the Company's 1992 Annual Report to Shareholders) (the "1992 10-K"), the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993 (the "1993 Third Quarter 10-Q" and, collectively, the "1993 10- Q's") and the Current Reports on Form 8-K dated January 13, 1993 and March 4, 1993 filed by Chiquita with the Commission (Commission file number 1-1550) are incorporated herein by reference and made a part hereof.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

         Chiquita Brands International, Inc. is a leading international marketer, processor and producer of quality fresh and processed food products. Chiquita produces and markets an extensive line of fresh fruits and vegetables sold under the Chiquita(R) and other brand names. These products include tropical fruit, such as bananas, pineapples, mangos, papaya, kiwi and citrus, and a wide variety of other fresh produce. The core of the Company's operations is the marketing, distribution and sourcing of bananas.

         The Company's operations also include brand extensions, such as fruit and vegetable juices and banana puree, and other processed fruits and vegetables marketed worldwide under the Chiquita and other brand names; wet and dry salads sold under various brand names; and consumer packaged foods marketed in Latin America under various brand names.

         During the fourth quarter of 1992, the Company adopted a plan of disposal for its Meat Division and classified it as a discontinued operation. The Meat Division encompasses a wide range of value-added fresh meats and processed meat products sold in the United States nationally under the John Morrell and Mosey's brand names and under a number of regional brand names. See "Recent Developments -- Discontinued Operations."

         American Financial Corporation ("AFC") owns, either directly or through its subsidiaries, approximately 47% of Chiquita's outstanding shares of Common Stock and 31% of Chiquita's $1.32 Depositary Shares. All of the outstanding common stock of AFC is owned by Carl H. Lindner and members of his family.

         Chiquita is a New Jersey corporation. The address of its principal executive offices is 250 East Fifth Street, Cincinnati, Ohio 45202 and its telephone number is (513) 784-8011. Unless the context indicates otherwise, the term "Chiquita" also includes the subsidiaries of the Company.


                           INVESTMENT CONSIDERATIONS

         In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following before making an investment in the Securities.

SUBSIDIARIES

         Substantially all of the operations of the Company are conducted through its subsidiaries and the Company is therefore dependent on the cash flow of its subsidiaries to meet its obligations. Because the assets of the Company are held by its subsidiaries (some of which are highly leveraged and others of which are unleveraged), the claims of holders of the Securities will be structurally subordinated to any existing and future obligations (whether or not for borrowed money) of such subsidiaries. As of September 30, 1993, the total debt of the Company's subsidiaries aggregated $748 million, of which $381 million represented non- recourse long-term debt of the Company's shipping subsidiaries secured by ships and related equipment and $114 million represented short-term notes and loans payable.

RECENT LOSSES

         From 1984 to 1991, Chiquita reported a continuous record of growth in annual earnings. In 1992, however, Chiquita experienced unprecedented challenges, including a decline in product quality resulting from an extraordinary outbreak of banana plant disease and unusual weather patterns in Latin America. These factors contributed to a loss of $146 million ($2.91 per share) from continuing operations before taxes and non-recurring charges for the year ended December 31, 1992. Chiquita's management addressed these challenges by implementing control measures to address the quality issues and commenced an aggressive program to adjust the Company's fresh fruit volume and cost structure to reduce significantly production, distribution and overhead costs. This program included consolidation of operations, asset disposals and workforce reductions. As a result of the adoption of this program, restructuring and reorganization charges of $61 million ($1.18 per share) were recorded in the fourth quarter of 1992. In addition, during the fourth quarter of 1992, the Company adopted a plan of disposal for its Meat Division and classified it as a discontinued operation. The net loss for the year, including non-recurring charges and losses from discontinued operations, was $284 million ($5.48 per share). Fixed charges exceeded earnings by approximately $239 million for the year. See "Recent Developments--Results of Operations" below and "Management's Analysis of Operations and Financial Condition" in the Company's 1992 10-K.

         For the nine months ended September 30, 1993, the Company reported net income of $9.3 million, compared to a net loss of $90.6 million (including a loss on discontinued operations of $21.4 million) for the same period in 1992. However, the Company expects to report a 1993 fourth quarter loss which is sizable, but considerably less than the 1992 fourth quarter loss from continuing operations excluding nonrecurring charges. The improvement in 1993 over 1992 is attributable principally to the continuing benefits of Chiquita's multi-year investment spending program and the ongoing impact of its restructuring and cost reduction efforts. See "Recent Developments -- Results of Operations."

LEVERAGE

         As of September 30, 1993, the Company had short-term notes and loans payable of $114.3 million and long-term debt (including current maturities) of approximately $1.5 billion. As of September 30, 1993, the Company had total long-term debt maturities and sinking fund requirements for the remainder of 1993 of $16 million, and for the years 1994 through 1997 amounts ranging from $81 million to $96 million. The percentage of total debt to total capitalization for the Company was 71.1% at September 30, 1993.

COMPETITION AND PRICING

         Approximately 60% of the Company's consolidated net sales comes from the sale of bananas. Banana marketing is highly competitive. In order to compete successfully, Chiquita must be able to source bananas of uniformly high quality and distribute them in worldwide markets on a timely basis. A limited number of competitors account for most of the banana imports throughout the world. While smaller companies, including growers' cooperatives, have also become a competitive factor, Chiquita's principal competitors continue to be a limited number of international companies. In addition, competition in the sale of bananas also comes from other fresh fruit. Chiquita has been able to obtain a premium price for its bananas due to its reputation for quality and its innovative marketing techniques.

         The effect of competition with respect to the majority of the Company's products is intensified by their perishable nature. Bananas are highly perishable and must be brought to market and sold generally within 60 days after harvest. Therefore, selling prices which importers receive for bananas are significantly affected by fluctuations in the available supplies of bananas and other fresh fruit in each market and by the relative quality and wholesaler and retailer acceptance of bananas offered by competing importers. Excess supplies may result in increased price competition.

         Although production of bananas tends to be relatively stable throughout the year, competition in the sale of bananas from other fresh fruit may be seasonal in nature. The resulting seasonal variations in demand cause banana pricing to be seasonal, with the first six months of the calendar year being the strongest.

ADVERSE WEATHER CONDITIONS AND CROP DISEASE

         Bananas are also vulnerable to adverse local weather conditions, which are quite common but difficult to predict, and to crop disease, the control of which entails significant expense. These factors may restrict worldwide supplies and result in increased prices for bananas. However, competitors may be affected differently, depending upon their ability to obtain adequate supplies from sources in other geographic areas. During 1993, approximately 30% of all bananas sold by Chiquita were sourced from Panama. Bananas sourced from other countries, including Colombia, Costa Rica, Guatemala, Honduras, Mexico and the

Philippines, comprised from 6% to 17% (depending on the country) of bananas sold by Chiquita during 1993. See the Company's 1992 10-K.

EUROPEAN COMMUNITY BANANA REGULATION

         On July 1, 1993, the European Community ("EC") implemented a new quota restricting the volume of Latin American bananas imported into the EC. Most of the Company's bananas are produced in Latin America and subject to the quota. The quota is administered through a licensing system. Since imposition of the new EC quota regime on July 1, 1993, prices within the EC have increased to a higher level than for prior years. Banana prices in other worldwide markets, however, have been lower than in previous years, as the displaced EC volume has entered those markets. Challenges to the quota and many matters regarding implementation and administration of the quota remain to be resolved. Therefore, there can be no assurance that EC banana regulation will not change further. See "Recent Developments -- European Community Banana Regulation" and "-- Results of Operations" for further discussion of the EC quota and its impact on current operations.

OTHER RISKS OF INTERNATIONAL OPERATIONS

         A significant portion of the Company's operations are conducted in foreign countries, and are subject to risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risks of expropriation and burdensome taxes. There is also a risk that legal or regulatory requirements will be changed or that administration and enforcement policies will change. Certain of the Company's operations are dependent upon leases and other agreements with the governments of these countries. Although the Company's operations are a significant factor in the economies of many of the countries where the Company produces and purchases bananas and other agricultural and consumer products, the Company's overall risk from these factors, as well as from political changes, is reduced by the large number and geographic diversity of its sources of bananas, which exceed that of any competitor.

         The Company's operations worldwide and the products it sells are subject to numerous governmental regulations and inspections by environmental, food safety and health authorities. Although the Company believes it is substantially in compliance with such regulations, changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies, may from time to time require operational improvements or modifications at various locations or the payment of fines and penalties, or both.

         The Company is also subject to a variety of governmental regulations in certain countries where it markets its products, including import quotas and tariffs, currency exchange controls and taxes.

         The Company's operations involve transactions in a variety of currencies. Results of its operations may be significantly affected by fluctuations of currency exchange rates. Such fluctuations are significant to the Company's banana operations because many of its costs are incurred in currencies different from those that are received from the sale of bananas in foreign markets, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. The Company's policy is to exchange local currencies for dollars immediately upon receipt, thus reducing exchange risk. The Company also engages from time to time in various hedging activities to minimize potential losses on cash flows originating in foreign currencies. See Note 1 to the Company's Consolidated Financial Statements and "Management's Analysis of Operations and Financial Condition" included in the Company's 1992 10-K for information with respect to foreign exchange.

SHARES AVAILABLE FOR FUTURE SALE

         No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for future sales, will have on the market price of Common Stock, or any then outstanding preferred stock, prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock or, in certain instances, the Preferred Stock. At January 17, 1994, the Company had outstanding

48,511,853 shares of Common Stock, including 22,868,805 shares held, directly or indirectly, by AFC, and 648,310 shares of Cumulative Preference Stock, including 200,000 shares held, directly or indirectly, by AFC. In addition to the Securities offered from time to time hereby, the Company has filed a Registration Statement on Form S-3 registering 1,616,480 shares of Common Stock pursuant to the Securities Act on behalf of certain former stockholders of Friday Canning Corporation. These shares were issued to such holders in connection with the merger of Friday Canning Corporation into the Company during the first quarter of 1992. Such Registration Statement was declared effective on _____________, 1994.

ABSENCE OF PUBLIC MARKET FOR SECURITIES (OTHER THAN COMMON STOCK)

         Since the Debt Securities and the Preferred Stock will be newly issued, there is no current market for such Securities. The Company may, but has no obligation to, apply for listing of such Securities on the New York Stock Exchange or another stock exchange, and there can be no assurance that the applicable listing requirements of any such exchange will be met. There can be no assurance that there will be an active trading market for such Securities.


                              RECENT DEVELOPMENTS

EUROPEAN COMMUNITY BANANA REGULATION

         On July 1, 1993, the EC implemented a new quota effectively restricting the volume of Latin American bananas imported into the EC to approximately 80% of prior levels. The quota is administered through a licensing system. Challenges to the quota and many matters regarding implementation and administration of the quota remain to be resolved. In May 1993, the principles underlying the new regulation that discriminate against Latin American banana exporting countries in favor of certain African, Caribbean and Pacific countries were ruled illegal under the General Agreement on Tariffs and Trade ("GATT") by a GATT dispute settlement panel. In December 1993, EC representatives discussed a tentative, even more discriminatory proposal with a few Latin American banana producing countries. The tentative proposal was rejected by an overwhelming majority of the Latin American countries. As widely reported in the press, in January 1994 a GATT dispute settlement panel ruled on a second lawsuit against the current EC regulation in favor of the Latin American countries. GATT rulings in favor of the Latin American countries could result in an increase in the total volume of Latin American bananas, including banana volume of the Company, which could be imported under the quota. However, there can be no assurance that the EC will comply, or the manner in which it would comply, with such rulings. (See "Results of Operations" below for discussion of the impact of the EC quota on current operations.)

RESULTS OF OPERATIONS

         Net sales for the third quarter of 1993 of $552 million and first nine months of 1993 of $1.966 billion declined from the comparable prior year amounts of $612 million and $2.102 billion primarily as a result of lower banana volumes and prices. Nevertheless, for the third quarter of 1993, the Company reported a reduced net loss of $25.9 million, or $.50 per share, compared to a 1992 third quarter net loss of $79.4 million, or $1.55 per share (including a loss on discontinued operations of $7.5 million, or $.15 per share). For the nine months ended September 30, 1993, the Company reported net income of $9.3 million, or $.18 per share, as compared to a net loss of $90.6 million, or $1.74 per share, in the same period of 1992 (which included a loss on discontinued operations of $21.4 million, or $.41 per share). This improvement is attributable to the continuing benefits of Chiquita's multi-year investment spending program and the ongoing impact of its restructuring and cost reduction efforts. These programs address all aspects of the banana business including a decreased reliance on high-cost purchased fruit, enhanced production practices, shipping fleet realignment, reorganization and consolidation of marketing organizations, and overhead reductions.

         Since imposition of the new EC quota regime on July 1, 1993, prices within the EC have increased to a higher level than the levels in prior years. Banana prices in other worldwide markets have been lower than in previous years, as displaced EC volume has entered those markets.

         The favorable cost comparisons achieved during the first nine months of 1993 as a result of the Company's investment spending and cost reduction programs have continued throughout the fourth quarter. Fourth quarter banana price levels in the EC remained higher than pre-quota price levels of the 1992 fourth quarter. However, EC prices weakened during the fourth quarter from earlier post-quota levels partially as a result of the EC's late issuance of fourth quarter import licenses and its announcement of an expiration date for these licenses that was earlier than marketplace expectations. The Company expects that, absent unforeseeable factors, it will report a 1993 fourth quarter loss which is sizable, but considerably less than the $1.77 per share loss from continuing operations (excluding restructuring and reorganization charges) for the same period in 1992.

         Chiquita also expects that the improved cost trend will continue into 1994. In addition, the EC quota impact could cause first half 1994 banana prices in the EC to exceed pre-quota first half 1993 levels as they have since implementation of the quota. First half 1994 prices outside the EC could continue at levels lower than in previous years as they have since implementation of the quota, although the continuing growth in per capita consumption of bananas outside the EC could mitigate any such decline.

DISCONTINUED OPERATIONS

         During the fourth quarter of 1992, after evaluation of reorganization plans announced earlier that year and completion of other preparatory actions, the Company adopted a plan of disposal for all remaining Meat Division operations. Accordingly, these operations were classified as discontinued operations and were deconsolidated. (See Note 3 to the Company's Consolidated Financial Statements for the year ended December 31, 1992, included in the Company's 1992 10-K.)

         Pursuant to the plan, the Company immediately completed the sale of a major fresh pork processing facility in December 1992.

         During 1993, the Company engaged in extensive activity with respect to execution of the balance of its disposal plan. Numerous proposals for the purchase of individual components of the Meat Division were received from a larger number of buyers than originally expected. Although progress under the plan has been slower than anticipated, partially as a result of the Company evaluating all these proposals in the interest of maximizing shareholder value, the Company has made significant progress in the implementation of its disposal plan. This progress includes:

o successful ongoing cost reduction efforts that have contributed to the improvement in Meat Division operating results to approximately breakeven levels for 1993.

o progress toward obtaining further substantial cost reductions for 1994 and beyond relating to retiree medical costs. In June 1993, the Company received a favorable court ruling on its previously filed litigation that confirms its right to unilaterally reduce medical benefits of retired hourly employees. This ruling is being appealed by the union and a hearing on the appeal is scheduled for February 1994.

o receiving subsidies and concessions from the State of South Dakota and the City of Sioux Falls that will enhance the operating profitability of the Sioux Falls plant. These incentives were offered in September 1993 by newly installed state and city administration officials who took office in April 1993 after their predecessors, including the Governor of South Dakota, were killed in a plane crash on their return from a meeting to discuss incentives with Company and Meat Division representatives.

o obtaining financial incentives and concessions in November 1993 from the City of Sioux City, Iowa and the local labor union to enhance the salability of the Sioux City pork processing plant as an operating facility.

o signing a letter of intent in December 1993 for the sale of the entire Specialty Meat Group. The Company is presently negotiating with this buyer and expects to complete the sale of this group in the first half of 1994.

o obtaining a new stand-alone revolving credit facility in June 1993 to fund the Meat Division's working capital needs.

         The Company also continues to be engaged in vigorous marketing efforts with respect to the remaining Meat Division operations that now reflect improved prospects as a result of the favorable developments described above. It expects to complete the divestitures of these operations by the end of 1994.

         The Company has reevaluated its provision for loss on discontinued operations recorded in 1992 and believes it is adequate to provide for any losses on disposition. The developments during 1993 regarding the Company's Meat Division have not had and are not expected to have a material adverse effect on the Company's liquidity, financial condition or results of operations.

         Net sales from discontinued operations for the nine months ended September 30, 1993 were approximately $1.2 billion.


                                USE OF PROCEEDS

         Unless otherwise indicated in the Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be used to repay outstanding debt of the Company and its subsidiaries and for general corporate purposes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data set forth below for the years ended December 31, 1988 through 1992 were derived from the Company's audited consolidated financial statements. Information presented below for interim periods was derived from the Company's unaudited consolidated financial statements and in the opinion of management includes all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the interim periods. This information should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Management's Analysis of Operations and Financial Condition" included or incorporated by reference in the Company's Reports on Forms 10-K and 10-Q for such periods. Interim results are subject to significant seasonal variations and are not necessarily indicative of the results of operations for a full fiscal year.

                                                          Nine Months
                                                             Ended
                                                          September 30,         Year Ended December 31,
                                                     ----------------------     -----------------------
                                                        1993        1992          1992       1991
                                                     ----------  ----------     ---------  ---------
                                                                                (Dollars in thousands,
                                                                                except per share  data)
INCOME STATEMENT DATA:
Net sales . . . . . . . . . . . . . . . . . . . .    $1,965,790  $2,102,289    $2,723,250  $2,604,128
Operating expenses
   Cost of sales  . . . . . . . . . . . . . . . .     1,520,718   1,736,968     2,309,425   2,027,669
   Selling, general and administrative expenses .       246,122     279,966       368,675     324,240
   Depreciation . . . . . . . . . . . . . . . . .        75,484      56,645        80,438      54,401
   Restructuring and reorganization . . . . . . .            --          --        61,300          --
                                                      ---------   ---------     ---------   ---------
                                                      1,842,324   2,073,579     2,819,838   2,406,310
                                                      ---------   ---------     ---------   ---------
   Operating income (loss)  . . . . . . . . . . .       123,466      28,710       (96,588)    197,818
Interest income . . . . . . . . . . . . . . . . .        17,512      32,830        43,301      47,319
Interest expense  . . . . . . . . . . . . . . . .      (126,612)   (111,829)     (155,036)    (88,406)
Other income (expense), net . . . . . . . . . . .         5,969      (8,979)       (8,385)      3,278
                                                      ---------   ---------     ---------   ---------
   Income (loss) from continuing operations
    before income taxes   . . . . . . . . . . . .        20,335     (59,268)     (216,708)    160,009
Income taxes  . . . . . . . . . . . . . . . . . .       (11,000)    (10,000)       (5,000)    (49,100)
                                                       ---------  ---------     ----------  ---------
   Income (loss) from continuing operations               9,335     (69,268)     (221,708)    110,909
   Discontinued operations1 . . . . . . . . . . .            --     (21,355)      (62,332)     17,586
                                                       ---------  ---------     ----------  ---------
Net income (loss) . . . . . . . . . . . . . . . .    $    9,335  $  (90,623)   $ (284,040) $  128,495
                                                       =========  =========     ==========  =========

Fully diluted earnings (loss) per common share:
   Continuing operations  . . . . . . . . . . . .    $      .18  $    (1.33)   $    (4.28)     $ 2.19
   Discontinued operations1 . . . . . . . . . . .            --        (.41)        (1.20)        .33
                                                      =========   =========     =========   =========
   Net income (loss)  . . . . . . . . . . . . . .    $      .18  $    (1.74)   $    (5.48)     $ 2.52
                                                      =========   =========     =========   =========

Ratio of earnings to fixed charges2 . . . . . . .          1.08         --2           --2        1.73
Ratio of earnings to combined fixed charges and
   preferred stock dividends2 . . . . . . . . . .          1.06         --2           --2        1.73

BALANCE SHEET DATA:
   Cash and marketable securities . . . . . . . .    $  194,820  $  491,206    $  413,181  $  825,447
   Working capital  . . . . . . . . . . . . . . .       301,966     648,775       482,338     960,093
   Total assets . . . . . . . . . . . . . . . . .     2,821,898   3,034,410     2,880,624   2,937,344
   Short-term debt  . . . . . . . . . . . . . . .       189,966     196,198       229,286     187,821
   Long-term debt (other than subordinated debt)        805,607     717,656       778,784     571,493
   Subordinated debt  . . . . . . . . . . . . . .       633,530     632,226       632,535     631,346
   Shareholders' equity . . . . . . . . . . . . .       663,000     874,252       674,887     967,925

OTHER DATA:
   Operating income (loss) plus depreciation
    and amortization  . . . . . . . . . . . . . .    $  204,351  $   90,390    $   (9,079) $  258,076
   Capital expenditures3  . . . . . . . . . . . .       174,185     381,578       472,273     395,641
   Dividends declared per common share  . . . . .           .39         .49           .66         .55













                                                              Year Ended December 31,
                                                       ------------------------------------
                                                          1990         1989         1988
                                                       ----------   ----------   ----------
                                                              (Dollars in thousands,
                                                              except per share  data)
INCOME STATEMENT DATA:
Net sales . . . . . . . . . . . . . . . . . . . .      $2,186,452   $1,892,657   $1,679,429
Operating expenses
   Cost of sales  . . . . . . . . . . . . . . . .       1,698,557    1,497,306    1,333,688
   Selling, general and administrative expenses .         284,299      205,780      205,712
   Depreciation . . . . . . . . . . . . . . . . .          37,416       31,825       25,797
   Restructuring and reorganization . . . . . . .              --           --          --
                                                        ---------    ---------    ---------
                                                        2,020,272    1,734,911    1,565,197
                                                        ---------    ---------    ---------
   Operating income (loss)  . . . . . . . . . . .         166,180      157,746      114,232
Interest income . . . . . . . . . . . . . . . . .          31,461       28,169       25,376
Interest expense  . . . . . . . . . . . . . . . .         (55,361)     (53,952)     (38,923)
Other income (expense), net . . . . . . . . . . .          11,251        3,077        3,731
                                                        ---------    ---------    ---------
   Income (loss) from continuing operations
    before income taxes   . . . . . . . . . . . .         153,531      135,040      104,416
Income taxes  . . . . . . . . . . . . . . . . . .         (57,700)     (51,200)     (47,200)
                                                        ---------    ---------    ---------
   Income (loss) from continuing operations                95,831        83,84       57,216
   Discontinued operations1 . . . . . . . . . . .          (1,913)     (16,073)       3,147
                                                        ---------    ---------    ---------
Net income (loss) . . . . . . . . . . . . . . . .      $   93,918   $   67,767   $   60,363
                                                        =========    =========    =========

Fully diluted earnings (loss) per common share:
   Continuing operations  . . . . . . . . . . . .      $     2.24   $     2.05   $     1.38
   Discontinued operations1 . . . . . . . . . . .            (.04)        (.38)         .07
                                                        =========    =========    =========
   Net income (loss)  . . . . . . . . . . . . . .      $     2.20   $     1.67   $     1.45
                                                        =========    =========    =========

Ratio of earnings to fixed charges2 . . . . . . .            2.13         2.20         2.18
Ratio of earnings to combined fixed charges and
   preferred stock dividends2 . . . . . . . . . .            2.13         2.20         2.18

BALANCE SHEET DATA:
   Cash and marketable securities . . . . . . . .      $  318,246   $  287,658   $  188,619
   Working capital  . . . . . . . . . . . . . . .         433,424      394,640      345,784
   Total assets . . . . . . . . . . . . . . . . .       1,913,674    1,373,480    1,230,946
   Short-term debt  . . . . . . . . . . . . . . .         106,698       58,540       18,236
   Long-term debt (other than subordinated debt)          221,884       85,398       69,950
   Subordinated debt  . . . . . . . . . . . . . .         272,298      299,852      297,764
   Shareholders' equity . . . . . . . . . . . . .         687,709      463,954      400,792

OTHER DATA:
   Operating income (loss) plus depreciation
    and amortization  . . . . . . . . . . . . . .      $  208,963   $  194,919   $  144,482
   Capital expenditures3  . . . . . . . . . . . .         312,698      117,425       63,621
   Dividends declared per common share  . . . . .             .35          .20          .20

        1 Includes net operating results (and, in 1992, provision for loss on disposal) of the Company's Meat Division operations, which have been classified as discontinued operations. See "Recent Developments--Discontinued Operations" and Note 3 to the Company's Consolidated Financial Statement for the year ended December 31, 1992, included in the Company's 1992 10-K. All other Income Statement Data presented above have been restated to exclude amounts relating to the Meat Division. The Company's net investment in discontinued operations, which is included in "Total assets", aggregated approximately $42 million at September 30, 1993. The net assets of discontinued operations consist principally of property, plant and equipment and trademarks, and at September 30, 1993 include a seasonally high $53 million of short-term borrowings under an $80 million credit facility secured by Meat Division working capital. These net assets also include net liabilities recorded for Meat Division defined benefit pension plans of approximately $40 million at September 30, 1993.

         2 For purposes of calculating the ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, earnings are calculated as the sum of the income (loss) from continuing operations before income taxes, fixed charges (other than capitalized interest) and amortization of capitalized interest, less undistributed earnings of less-than- fifty-percent-owned investees. Fixed charges consist of interest on indebtedness (including amortization of debt discount and capitalized interest) and a portion (one-third) of rent considered to represent interest cost. Preferred dividends are dividends on shares of Chiquita's Mandatorily Exchangeable Cumulative Preference Stock, Series C, which have been outstanding since October 1992. Fixed charges and combined fixed charges and preferred stock dividends both exceeded earnings by approximately $80 million for the nine months ended September 30, 1992, and approximately $239 million for the year ended December 31, 1992.

         3 Includes capital expenditures in connection with the acquisition of ships and containers of approximately $120 million during the nine months ended September 30, 1993, $225 million during the nine months ended September 30, 1992, $280 million in 1992, $180 million in 1991, $200 million in 1990 and $20 million in 1989.


                       DESCRIPTION OF THE DEBT SECURITIES

         The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions do not apply to those Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

         The Debt Securities will be general unsecured obligations of the Company and will constitute either senior debt securities or subordinated debt securities. In the case of Debt Securities that will be senior debt securities ("Senior Debt Securities"), the Debt Securities will be issued under an Indenture (the "Senior Indenture") to be executed between the Company and The Fifth Third Bank, Cincinnati, Ohio, as trustee (the "Senior Debt Trustee"), under the Senior Indenture. In the case of Debt Securities that will be subordinated debt securities ("Subordinated Debt Securities"), the Debt Securities will be issued under an Indenture (the "Subordinated Indenture") to be executed by the Company and Star Bank, N.A., Cincinnati, Ohio, as trustee (the "Subordinated Debt Trustee"), under the Subordinated Indenture. The Senior Indenture and the Subordinated Indenture are sometimes referred to herein individually as an "Indenture" and collectively as the "Indentures."
The Senior Debt Trustee and the Subordinated Debt Trustee are sometimes referred to herein individually as the "Trustee" or collectively as the "Trustees." The statements made under this caption relating to the Debt Securities and the Indentures are summaries only, do not purport to be complete and are qualified in their entirety by reference to the forms of Indentures or the Indentures which have been or will be filed with the Commission in connection with the issuance of any series of Debt Securities. Such summaries make use of terms defined in the Indentures. Wherever such terms are used herein, such terms are incorporated by reference from the Indentures as part of the statements made herein. Summaries of certain terms used herein will be included in the Prospectus Supplement relating to the issuance of any particular series of Debt Securities.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

         GENERAL. Except as may be set forth in the terms of the Debt Securities and described in the Prospectus Supplement relating to such Debt Securities, neither of the Indentures limits the amount of Debt Securities which can be issued thereunder and each provides that additional Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company's Board of Directors. Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Securities being offered thereby: (i) the designation, aggregate principal amount and authorized denominations of the series; (ii) the price at which the series will be issued; (iii) the date or dates on which the series will mature (or manner of determining the same); (iv) the rate or rates per annum, if any, at which the series will bear interest (or the manner of calculation thereof) and the date or dates from which such interest will accrue; (v) certain covenants which will be applicable to that series of Debt Securities; (vi) the times at which any interest will be payable (or manner of determining the same) and the Regular Record Dates for Interest Payment Dates; (vii) the place or places where the principal of (and premium, if any) and interest, if any, on the series will be payable and each office or agency, as described below under "Denominations, Registration and Transfer," where the Debt Securities may be presented for transfer or exchange; (viii) any mandatory or optional sinking fund or analogous provisions; (ix) the date, if any, after which, and the price at which, such Debt Securities are payable pursuant to any optional or mandatory redemption provisions; (x) the terms and conditions upon which the Debt Securities of such series may be repayable prior to maturity at the option of the holder thereof and the price at which such Debt Securities are so repayable; (xi) any provisions regarding exchangeability or conversion of the Debt Securities; (xii) information with respect to book-entry procedures, if any; (xiii) any provisions of the Indenture which will not be applicable to that series of Debt Securities; (xiv) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities; and (xv) any other additional provisions or specific terms which may be applicable to that series of Debt Securities.

         Some of the Debt Securities may be issued as Discounted Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any Discounted Securities will be described in the Prospectus Supplement relating thereto.

         DENOMINATIONS, REGISTRATION AND TRANSFER. The Debt Securities of a series will be issuable only in fully registered form. Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Debt Securities, Debt Securities will be issued only in denominations of $1,000 or any integral multiple thereof.

         Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. Debt Securities may be presented for exchange or for registration of transfer (with the form of transfer duly executed) at the office of a transfer agent designated by the Company for such purpose with respect to any series of Debt Securities. If a Prospectus Supplement refers to any transfer agent initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series.

         The Company is not required to issue, register the transfer of or exchange Debt Securities of any series for the 15-day period prior to the mailing of a notice of redemption and, with respect to any Debt Securities called for redemption in whole or in part (except for the unredeemed portion of any Debt Securities being redeemed in part), following such mailing.

         PAYMENT AND PAYING AGENTS. Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Debt Securities will be made (i) by check mailed or delivered to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account (with a bank located inside the United States) maintained by the Person entitled thereto. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on any Debt Security will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest payment.

         All moneys paid by the Company to the Trustee or a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and the holder of such Debt Security will thereafter look only to the Company for payment thereof.

         CONSOLIDATION, MERGER AND SALE OF ASSETS. Under each of the Indentures, the Company may not consolidate with or merge into any other entity or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to any entity, unless: (1) either (a) the Company shall be the continuing corporation or (b) the entity (if other than the Company) formed by such consolidation or into which the Company is merged or the entity that acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the properties and assets of the Company as an entirety shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture, the due and punctual payment of the principal of and premium, if any, and interest on all the Debt Securities and the performance and observance of every covenant of the Indenture on the part of the Company to be performed or observed; (2) immediately thereafter, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing; and
(3) certain other conditions, if any, are met, as are described in the Prospectus Supplement relating to the Debt Securities being offered thereby.

         In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraphs in which the Company is not the continuing corporation, the successor entity formed or remaining would be substituted for the Company and the Company would be discharged from all obligations and covenants under the Indenture and the Debt Securities.

         EVENTS OF DEFAULT. The following events are defined in each of the Indentures as "Events of Default" with respect to a series of Debt Securities:
(i) default in the payment of any installment of interest on any Debt Securities in such series for 30 days after becoming due; (ii) default in the payment of the principal of (or premium, if any, on) any Debt Securities in such series when due; (iii) default in the performance of any other covenant applicable to such series contained in the Debt Securities or the Indenture for a period of 60 days after written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in aggregate principal amount of such series of Debt Securities then Outstanding; (iv) default shall have occurred under any other series of Debt Securities or any agreements, indentures or instruments under which the Company then has outstanding Indebtedness in excess of $10 million in the aggregate and, if not already matured in accordance with its terms, such Indebtedness shall have been accelerated and such acceleration shall not have been rescinded or annulled within ten days after notice thereof shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of such series of Debt Securities then Outstanding, provided, that if, prior to the entry of judgment in favor of the Trustee, such default under such indenture or instrument shall be remedied or cured by the Company, or waived by the holders of such Indebtedness, then the Event of Default under such Indenture shall be deemed likewise to have been remedied, cured or waived and provided, further, that if such default results from an action of the United States government or a foreign government which prevents the Company from performing its obligations under such agreement, indenture or instrument, the occurrence of such default will not be an Event of Default under such Indenture; (v) one or more judgments, orders or decrees for the payment of money in excess of $10 million, either individually or in the aggregate, shall be entered against the Company and shall not be discharged, there shall have been a period of 60 days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect and there shall have been given written notice of the default to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in aggregate principal amount of such series of Debt Securities then Outstanding; or (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company shall have occurred. If an Event of Default shall occur and be continuing with respect to a series of Debt Securities, either the Trustee or the holders of at least 25% in principal amount of the Outstanding Debt Securities of such series may declare the entire principal amount, or, in the case of Discounted Securities, such lesser amount as may be provided for in such Discounted Securities, of all the Debt Securities of such series to be immediately due and payable.

         Under each of the Indentures, the Company is required to furnish the Trustee annually a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under the Indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default.

         Each of the Indentures provides that the Trustee shall, within 90 days after the occurrence of a default with respect to a particular series of Debt Securities, give the holders of the Debt Securities of such series notice of such default known to it (the term default to mean the events specified above without grace periods); provided that, except in the case of a default in the payment of principal of (or premium, if any) or interest, if any, on any of the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines the withholding of such notice is in the interest of the holders of the Debt Securities of such series.

         The holders of a majority in principal amount of a particular series of Debt Securities Outstanding have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to such series or exercising any trust or power conferred on the Trustee, and to waive certain defaults. Each of the Indentures provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities unless they shall have offered to the Debt Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

         SATISFACTION AND DISCHARGE. Except as may otherwise be set forth in the Prospectus Supplement relating to a series of Debt Securities, each of the Indentures provides that the Company shall be discharged from its obligations under the Debt Securities of such series (with certain exceptions) at any time prior to the Stated Maturity or redemption thereof when (a) the Company has deposited with the Trustee, in trust, sufficient funds to pay the principal of (and premium, if any) and interest, if any, to Stated Maturity (or redemption) on, the Debt Securities of such series, (b) the Company has paid all other sums payable with respect to the Debt Securities of such series and (c) certain other conditions are met. Upon such discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for certain rights, including registration of transfer and exchange of the Debt Securities of such series and replacement of mutilated, destroyed, lost or stolen Debt Securities, and shall look only to such deposited funds.

         Such discharge may be treated as a taxable exchange of the related Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, holders of such Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. Such holders thereafter might be required to include in income a different amount than would be includable in the absence of discharge. Prospective investors are urged to consult their own tax advisors as to the specific consequences of discharge.

         MODIFICATION AND WAIVER. Certain modifications and amendments (which, generally, either benefit or do not affect the holders of Outstanding Debt Securities) of each of the Indentures may be made by the Company and the Trustee without the consent of holders of the Debt Securities. Other modifications and amendments of each Indenture require the consent of the holders of more than 40% in principal amount of the Outstanding Debt Securities of each series issued under the Indenture affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest, if any, on any Debt Security, (b) reduce the principal amount of (or premium, if any) or interest, if any, on any Debt Security, (c) reduce the amount of principal of a Discounted Security payable upon acceleration of the Maturity thereof, (d) change the Place of Payment, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date) or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the holders of which is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults.

         The holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of that series affected.

         NOTICES. Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they appear in the Security Register.

         GOVERNING LAW. The Indentures and the Debt Securities are to be governed by and construed in accordance with the laws of the State of New York.

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

         Senior Debt Securities will be issued under the Senior Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

         GENERAL. Subordinated Debt Securities will be issued under the Subordinated Indenture and will rank pari passu with certain other subordinated debt of the Company that may be outstanding from time to time and will rank junior to all senior indebtedness of the Company (including any Senior Debt Securities) that may be outstanding from time to time.

         SUBORDINATION. The Indebtedness represented by the Subordinated Debt Securities is subordinated in right of payment to the prior payment in full of all Senior Indebtedness.

         No payment or distribution shall be made on account of the principal of or premium, if any, or interest on, or the purchase, redemption or other acquisition of, the Subordinated Debt Securities in the event and during the continuation of any default in the payment of any Senior Indebtedness beyond any applicable grace period. Payments of principal, premium, if any, and interest on, or redemption or other acquisition by the Company of, the Subordinated Debt Securities may also be blocked in the event of other defaults which allow acceleration of the maturity of any Senior Indebtedness.

         The Subordinated Indenture will provide that in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company, all Senior Indebtedness must be paid in full, or provision made for such payment, before any payment or distribution (excluding certain permitted equity or subordinated securities) is made on account of the principal of or premium, if any, or interest on the Subordinated Debt Securities.

By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Subordinated Debt Securities.

         For purposes of the foregoing, Senior Indebtedness will be defined to mean all Indebtedness of the Company and any accrued but unpaid interest on such Indebtedness, unless in each case by the terms of the instrument creating or evidencing such Indebtedness it is provided that such Indebtedness is not senior in right of payment to the Subordinated Debt Securities or that such Indebtedness is pari passu with or subordinate in right of payment to the Subordinated Debt Securities; provided that Senior Indebtedness does not include (i) the Company's 9 1/8% Subordinated Debentures due February 1, 1998, 10 1/4% Subordinated Debentures due August 1, 2005, 10 1/2% Subordinated Debentures due August 1, 2004, 11 1/2% Subordinated Notes due June 1, 2001, 11 7/8% Subordinated Debentures due May 1, 2003 and 7% Convertible Subordinated Debentures due March 28, 2001, (ii) any obligations of the Company to any of its subsidiaries, or (iii) any obligations of the Company arising from redeemable stock.

         CONCERNING THE TRUSTEES. The Senior Debt Trustee, The Fifth Third Bank, Cincinnati, Ohio, is a state banking association organized under the laws of the State of Ohio. The Bank is a regional commercial bank offering a wide range of banking services to individual and business customers. The Subordinated Debt Trustee, Star Bank, National Association, Cincinnati, Ohio, is a national banking association organized under the laws of the United States of America.


                        DESCRIPTION OF EQUITY SECURITIES

         Chiquita has 100,000,000 authorized shares of Capital Stock, par value $.33 per share (the "Common Stock"), of which 48,511,853 shares were outstanding on January 17, 1994. Chiquita has authorized 10,000,000 shares of Non-Voting Cumulative Preferred Stock, $1.00 par value per share (the "Preferred Stock"); 46,028 shares of voting $3.00 Cumulative Preferred Stock, without par value (the "$3.00 Preferred"); and 4,000,000 shares of Cumulative Preference Stock, without par value (the "Cumulative Preference Stock"), of which 2,568,096 shares have been designated $1.20 Cumulative Convertible Preference Stock, Series A, none of which is currently outstanding, 75,813 shares have been designated $3.20 Cumulative Convertible Preference Stock, Series B, none of which is currently outstanding, and 1,000,000 shares have been designated Mandatorily Exchangeable Cumulative Preference Stock, Series C, 648,310 shares of which are currently outstanding. Each of the Preferred Stock and the Cumulative Preference Stock may be issued in one or more series having such designated preferences and rights, qualifications and limitations as the Board of Directors may from time to time determine without requiring any vote of the shareholders; however, the terms of the designated series of Cumulative Preference Stock and of the $3.00 Preferred are fixed and, should they be reissued, would have such terms unless the Company's shareholders amend the Restated Certificate of Incorporation to delete such terms and designations.

         The issuance of preferred or preference stock by the Board of Directors could be utilized, under certain circumstances, as a method of preventing a takeover of Chiquita. There are no other provisions in the Company's Restated Certificate of Incorporation or By-Laws that would have an effect of delaying, deferring or preventing a change in control of Chiquita.

         Various debt instruments of the Company restrict, among other things, dividends and other distributions on, and repurchases or redemptions of, the Company's capital stock. At September 30, 1993, these restrictions would have allowed the payment of approximately $90 million for dividends and other corporate distributions, redemptions or repurchases. The ability of the Company to pay dividends when, as and if declared by the Board of Directors, may be subject to restrictions contained in any future debt agreements and to limitations contained in future series or classes of preferred or preference shares and is subject to the legal availability of funds.

DESCRIPTION OF COMMON STOCK

         Chiquita has 100,000,000 authorized shares of Common Stock, of which 48,511,853 were outstanding on January 17, 1994.

         Holders of Common Stock are entitled to one vote per share on the election of directors and all other matters submitted to a vote of shareholders. Shares of Common Stock do not have cumulative voting rights.

         Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor; provided, however, that all dividends on any preferred stock and preference stock which may be issued in the future must be fully paid or declared and set apart before any dividends can be paid or declared and set apart with respect to the Common Stock.

         Upon liquidation, dissolution or winding-up of Chiquita, the holders of the Common Stock are entitled to share ratably in the assets of Chiquita remaining after the payment of its obligations and liabilities and after payment due the holders of Chiquita's preferred stock and preference stock.

         Holders of Common Stock have no preemptive or other rights to subscribe for or purchase additional securities of Chiquita. All outstanding shares of Common Stock are fully paid and nonassessable.

DESCRIPTION OF PREFERRED STOCK

         The Board of Directors of the Company may provide for the issuance of up to 10,000,000 shares of Preferred Stock in one or more series. The rights, preferences, privileges and restrictions, including dividend rights, conversion rights, terms of redemption and liquidation preferences, of the Preferred Stock of each series will be fixed or designated by the Board of Directors without any further vote or action by the Company's shareholders. Upon issuance after full payment of the purchase price therefor, shares of Preferred Stock offered hereby will be fully paid and nonassessable. The description of the terms of a particular series of Preferred Stock which will be set forth in a Prospectus Supplement does not purport to be complete and is qualified in its entirety by reference to the Restated Certificate of Incorporation of the Company and the Certificate of Amendment thereto which will be filed with the Secretary of State of New Jersey to set forth the terms and designations of the particular series of Preferred Stock.

         The specific terms of a particular series of Preferred Stock offered hereby will be described in a Prospectus Supplement relating to such series and will include, without limitation, the following:

                 (i) The maximum number of shares to constitute the series and the distinctive designation thereof;

                 (ii) The annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate and whether dividends will be cumulative;

                 (iii) Whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

                 (iv) The liquidation preference, if any, applicable to shares of the series;

                 (v) Whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

                 (vi) The terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, any other debt or equity securities;

                 (vii)  Special voting rights, if any, of any series; and

                 (viii) Any other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof.


                              PLAN OF DISTRIBUTION

         The Company may sell the Securities (i) through underwriters or dealers; (ii) through agents; (iii) directly to one or more institutional purchasers; or (iv) through a combination of any such methods of sale. The Prospectus Supplement with respect to the Securities offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers and any securities exchanges on which such Securities may be listed. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

         If underwriters or dealers are used in the sale, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent (or the method by which such commissions can be determined) will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement any such agent will be acting on a best efforts basis for the period of its appointment.

         If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or other persons acting as the Company's agents to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to contracts providing for payment and delivery on a specified date in the future. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by the Company. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that such purchase shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject. The Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

         Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company with respect to payments they may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

         Securities other than the Company's Common Stock may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for such Securities.


                                 LEGAL MATTERS

         The legality of the Securities and certain other legal matters in connection with the offering will be passed upon for Chiquita by Charles R. Morgan, Vice President, General Counsel and Secretary of the Company. Certain legal matters will be passed upon for any underwriter or agent by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Charles R. Morgan presently holds shares of Chiquita's Common Stock and options to purchase shares of Chiquita's Common Stock.


                                    EXPERTS

         The Consolidated Financial Statements incorporated by reference in this Prospectus and the Prospectus Supplement (other than those for interim periods) have been audited by Ernst & Young, independent auditors, as stated in their opinion (which is incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1992), and have been so included in reliance upon such opinion given upon the authority of that firm as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses to be incurred by Chiquita in connection with the issuance and distribution of the securities being registered hereby:


         SEC registration fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $103,448
         Accounting fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30,000
         Legal fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30,000
         Blue Sky fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22,000
         Printing and engraving expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20,000
         Trustees' fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20,000
         Rating agency fees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .130,000
         Marketing expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .350,000
         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44,552
                                                                                                                        --------
            TOTAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $750,000
                                                                                                                        ========

         All the above expenses other than the SEC registration fee are estimates.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article VI of Chiquita's By-Laws provides directors and officers with the right to indemnification and advancement of expenses to the fullest extent not prohibited by the New Jersey Business Corporation Act. Directors and officers of Chiquita are indemnified generally against expenses and liabilities incurred in connection with any proceedings, including proceedings by or on behalf of Chiquita, relating to their service to or at the request of Chiquita. However, no indemnification may be made if a final adjudication establishes that a person's acts or omissions (a) breached the person's duty of loyalty to Chiquita or its shareholders, (b) were not in good faith or involved a knowing violation of law, or (c) resulted in receipt by the person of an improper personal benefit. Section VIII of Chiquita's Certificate of Incorporation (Restated) also limits the liability of Chiquita's directors and officers, to the fullest extent permitted by the New Jersey Business Corporation Act, to Chiquita or its shareholders for monetary damages for breach of any duty, except in the situations set forth in (a) through (c) above.


ITEM 16.  EXHIBITS.

         The following Exhibits are filed as part of this Registration
Statement:

Exhibit No.

1 Form of Underwriting Agreement Basic Provisions (with forms of Terms Agreement attached)
4(a)     Restated Certificate of Incorporation of the Company, as amended
4(b)     By-Laws of the Company, as amended
4(c)     Form of Indenture between the Company and The Fifth Third Bank, as Senior Debt Trustee, relating to the Senior Debt Securities
4(d) Form of Indenture between the Company and Star Bank, National Association, as Subordinated Debt Trustee, relating to the Subordinated Debt Securities
5        Opinion of counsel

12 Statement of computation of ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends
23(a)    Consent of Independent Auditors
23(b)    Consent of Counsel (included in Exhibit 5)
24       Powers of Attorney
25(a) Statement of Eligibility on Form T-1 of The Fifth Third Bank, as Senior Debt Trustee, under the Trust Indenture Act of 1939, as amended, relating to the Senior Indenture
25(b) Statement of Eligibility on Form T-1 of Star Bank, N.A., as Subordinated Debt Trustee, under the Trust Indenture Act of 1939, as amended, relating to the Subordinated Indenture


The Company will furnish to the Commission upon request its long-term debt instruments not listed in this Item.


ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         *(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         *(b) That for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         *(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        *(i) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        *(j) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.





- --------------------------
*Paragraph references correspond to those of Item 512 of Regulation S-K.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cincinnati, Ohio, as of the 21st day of January, 1994.

                                        CHIQUITA BRANDS INTERNATIONAL, INC.


                                        By:   /s/ Carl H. Lindner
                                              -------------------
                                              Carl H. Lindner
                                              Chairman of the Board
                                              and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of the 21st day of January, 1994.


Signature                                          Title

/s/ Carl H. Lindner                                Chairman of the Board and
- --------------------                               Chief Executive Officer
Carl H. Lindner


/s/ Keith E. Lindner                               Director, President and
- --------------------                               Chief Operating Officer
Keith E. Lindner


/s/ S. Craig Lindner                               Director
- --------------------
S. Craig Lindner


- --------------------                               Director
Hugh F. Culverhouse


/s/ Fred J. Runk                                   Director, Vice President and
- --------------------                               Chief Financial Officer
Fred J. Runk


- --------------------                               Director
Jean H. Sisco


/s/ Ronald F. Walker                               Director
- --------------------
Ronald F. Walker


/s/ William A. Tsacalis                            Vice President and Controller
- -----------------------                            (Chief Accounting Officer)
William A. Tsacalis

                               INDEX TO EXHIBITS

Exhibit
  No.                             Description

*  1        Form of Underwriting Agreement Basic Provisions (with forms of Terms
            Agreement attached)
** 4(a)     Restated Certificate of Incorporation of the
            Company, as amended
** 4(b)     By-Laws of the Company, as amended
   4(c)     Form of Indenture between the Company and The Fifth Third Bank, as
            Senior Debt Trustee, relating to the Senior Debt Securities
   4(d)     Form of Indenture between the Company and Star Bank, N.A., as
            Subordinated Debt Trustee, relating to the Subordinated Debt
            Securities
   5        Opinion of counsel
  12        Statement of computation of ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends
  23(a)     Consent of Independent Auditors
  23(b)     Consent of Counsel (included in Exhibit 5)
  24        Powers of Attorney
  25(a)     Statement of Eligibility on Form T-1 of The Fifth Third Bank, as
            Senior Debt Trustee, under the Trust Indenture Act of 1939, as amended, relating to the Senior Indenture
  25(b)     Statement of Eligibility on Form T-1 of Star Bank, N.A., as
            Subordinated Debt Trustee, under the Trust Indenture Act of 1939, as amended, relating to the Subordinated Indenture



 *  To be filed by amendment.

** Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992.